

Sibrena Stowe-Geraldino · 2nd

Chief Executive Officer at NJ Teamsters FC & Cast on Discovery Channel's Docu-Series "I Quit"

Bayonne, New Jersey, United States · 500+ connections ·

Contact info

Experience



"I Quit" Docu-Series
Discovery Inc
2020 – Present · less than a year

"I Quit" is a docu-series on Discovery premiering Aug. 18 @ 10pm! Watch myself, husband and our pro soccer club as we navigate the entrepreneurial life as owners of a semi-pro soccer team who dreams of going pro and all of the challenges of owning a start-up.

Watch as one of us quits something for something new! We are apart of 6 other businesses on this show!
#IQuit #Discovery #Shopify



NJ Teamsters Football Club
3 yrs 8 mos



Chief Executive Officer
Feb 2020 – Present · 8 mos
Bayonne, New Jersey, United States



COO/Director of Communications

Feb 2017 – Feb 2020 · 3 yrs 1 mo
Greater New York City Area

Proprietor
LaChic Media
Sep 1996 – Mar 2020 · 23 yrs 7 mos
Greater New York City Area

LaChic Media (formerly Stowe Communications, ir
publicity, crisis management, media buys, traditio
journalism in the areas of entertainment, politics a
certified.

Education



Montgomery County Community College
see below, Communications & Emergency Medica
1990 – 1993

My education is broad and includes several studie
North Penn Senior High: Academic Studies & TV (
Montgomery County Community College: Two (2)
Certification/EMT & Broadcast Communications

North Penn High School
High School, Broadcast Communications Major, P
1985 – 1987
Activities and Societies: Gymnastics team manage

Advanced broadcasting course for juniors and ser
room. script writing, on-camera development, filming, pre and post production and use of
equipment was required.

Licenses & Certifications



Social Media
Poynter News University
Issued Apr 2014 · No Expiration Date

Volunteer Experience



Advisory Board Member



Arthritis National Research Foundation
Jun 2016 – Oct 2018 • 2 yrs 5 mos
Health

Our goal is to raise funds annually for research.

Skills & Endorsements

Television · 68

Endorsed by **Mr. S P. and 1 other who is highly skilled a**

Social Media · 66

 Endorsed by **Judith Davis and 7 others who are highly s**

Entertainment · 65

Endorsed by **Mr. S P. and 5 others who are highly skille**

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